Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
FATO RELEVANTE	MATERIAL FACT

São Paulo, 22 de junho de 2022 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio do Fato Relevante de 28 de abril de 2022, vem informar aos seus acionistas e ao mercado em geral a conclusão, nesta data, da aquisição pela Companhia da totalidade das ações detidas pelos Vendedores (conforme definido abaixo) nas seguintes sociedades: (a) Vitex SP Participações S.A.; (b) Vitex BA Participações S.A.; (c) Vitex ES Participações S.A.; (d) Vitex MS Participações S.A.; (e) Parkia SP Participações S.A.; (f) Parkia BA Participações S.A.; (g) Parkia ES Participações S.A.; e (h) Parkia MS Participações S.A. (“Companhias Alvo” e “Operação”), uma vez que foram cumpridas as condições precedentes, incluindo a aprovação da Operação pelo CADE e pela Assembleia Geral da Companhia realizada em 8 de junho de 2022, e realizados os atos de fechamentos conforme estabelecidos no contrato de compra e venda de participação societária designado “Share Purchase and Sale Agreement” celebrado em 27 de abril de 2022 entre, de um lado, na qualidade de compradora, a Companhia e, de outro lado, na qualidade de vendedores, o Investimentos Florestais Fundo

São Paulo, June 22, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29, 2022, and of CVM Resolution No. 44, dated as of August 23, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Material Fact dated April 28, 2022, hereby informs its shareholders and the market in general the conclusion, on this date, of the acquisition by the Company of the totality of shares held by the Sellers (as defined below) in the following companies: (a) Vitex SP Participações S.A.; (b) Vitex BA Participações S.A.; (c) Vitex ES Participações S.A.; (d) Vitex MS Participações S.A.; (e) Parkia SP Participações S.A.; (f) Parkia BA Participações S.A.; (g) Parkia ES Participações S.A.; and (h) Parkia MS Participações S.A. (“Target Companies” and “Transaction”), in view of the fulfillment of all conditions precedent, including the approval of the antitrust authorities and of the General Shareholders’ Meeting held on June 8, 2022 and performance of the closing acts provided for in the “Share Purchase and Sale Agreement” executed by, on one side, as purchaser, the Company, and, on the other side, as sellers, by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia, enrolled with the CNPJ under No. 07.885.392/0001-62 (“FIP”) and Arapar Participações S.A., enrolled with the CNPJ/ME de Investimento em Participações Multiestratégia, inscrito no CNPJ/ME sob o nº 07.885.392/0001-62 (“FIP”) e a Arapar Participações S.A., inscrita no CNPJ/ME sob o nº 07.527.375/0001-53 (“Arapar” e, em conjunto com FIP, os “Vendedores”).

under No. 07.527.375/0001-53 (“Arapar” and, together with the FIP, the “Sellers”).

Em contraprestação às ações das Companhias Alvo, a Companhia se comprometeu a pagar aos Vendedores um preço base equivalente em Reais a US$ 667.000.000,00, em 2 (duas) parcelas, das quais: (i) a primeira foi paga na presente data; e (ii) a segunda deverá ser paga em 12 (doze) meses contados da presente data. O preço base está sujeito a ajustes de preço pós-fechamento, com base na variação de dívida líquida e capital de giro das Companhias Alvo.

In consideration for the shares of the Target Companies, the Company agreed to pay to the Sellers a base purchase price in the amount equivalent in Reais to US$ 667,000,000.00, in two (2) installments, of which: (i) the first one has been paid on this date; and (ii) the second one is due after twelve (12) months from this date. The base purchase price is subject to post-closing price adjustments, based on the net debt and working capital variations of the Target Companies.

Por fim, a Companhia reitera seu compromisso com a transparência junto a seus investidores.	Lastly, the Company reiterates its commitment with transparency with its investors.
São Paulo, 22 de junho de 2022.	São Paulo, June 22, 2022.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer